Exhibit 1

HACKENSACK, NJ,   January 20, 2009 – First Real Estate Investment Trust (“FREIT”) announced its operating results for the year and three months ended October 31, 2008. The results of operations for the year and three months are not necessarily indicative of future operating results. Unless otherwise indicated, per share amounts relate to diluted earnings per share.

Results of Operations:

Fiscal Years Ended October 31, 2008 and 2007

	Year Ended		Three Months Ended
	October 31,		October 31,
	2008	2007	2008	2007
	(in thousands, except per share amounts)
Real estate revenues:
Commercial properties	$23,149	$22,112	$6,049	$5,502
Residential properties	19,191	18,626	4,856	4,740
Total real estate revenues	42,340	40,738	10,905	10,242

Operating expenses:
Real estate operations	16,996	16,673	4,376	4,128
General and administrative	1,542	1,543	397	266
Depreciation	5,622	5,311	1,536	1,339
Total operating expenses	24,160	23,527	6,309	5,733

Operating income	18,180	17,211	4,596	4,509

Investment income	554	634	117	252

Financing costs	(11,557)	(11,897)	(2,863)	(2,798)
Minority interest in earnings of subsidiaries	(1,138)	(626)	(370)	(240)
Distribution to certain minority interests	-	(150)	-	-
Income from continuing operations	6,039	5,172	1,480	1,723

Income from discontinued operations	-	3,771	-	-

Net income	$6,039	$8,943	$1,480	$1,723

Basic earnings per share:
Continuing operations	$0.88	$0.76	$0.21	$0.26
Discontinued operations	$-	$0.56	$-	$-
Net income	$0.88	$1.32	$0.21	$0.26

Diluted earnings per share:
Continuing operations	$0.88	$0.74	$0.21	$0.25
Discontinued operations	$-	$0.55	$-	$-
Net income	$0.88	$1.29	$0.21	$0.25

Weighted average shares outstanding:
Basic	6,835	6,753	6,938	6,756
Diluted	6,835	6,916	6,938	6,919

Real Estate revenue for the year ended October 31, 2008 (“Fiscal 2008”) increased 3.9% to $42,340,000 compared to $40,738,000 for the year ended October 31, 2007 (“Fiscal 2007”). Real Estate revenue for the three months ended October 31, 2008 (“Current Quarter”) increased 6.5% to $10,905,000 compared to $10,242,000 for the three months ended October 31, 2007 (“Prior Year’s Quarter”).

The increase in real estate revenues and operating income for Fiscal 2008 and the Current Quarter is primarily attributable to higher expense reimbursements at our commercial properties, and higher average occupancy levels at The Boulders, which reached stabilized occupancy during the forth quarter of Fiscal 2007.

Income from continuing operations increased to $6,039,000 ($.88 per share) for Fiscal 2008 compared to $5,172,000 ($.74 per share) for Fiscal 2007. Funds From Operations (“FFO”) increased to $11,320,000 ($1.66 per share) for Fiscal 2008 from $9,479,000 ($1.37 per share) for Fiscal 2007.

For the Current Quarter income from continuing operations was $1,480,000 ($.21 per share) compared to $1,723,000 ($.25 per share) for the Prior Year’s Quarter. The reduction was principally attributable to one-time interest charges, distributions to certain minority interests (charged against income) and depreciation for completed construction at our Damascus Center in Damascus, MD. FFO for the Current Quarter increased to $2,950,000 ($.43 per share) from $2,590,000 ($.37 per share) for the Prior Year’s Quarter.

Net income for Fiscal 2007 was higher than Fiscal 2008 principally because of the sale during Fiscal 2007 of our Lakewood Apartments in Lakewood, NJ, which was classified as income from discontinued operations.

We are pleased with the operations of our properties during Fiscal 2008, and with the overall operating results of FREIT. The global economic and financial crisis, however, gives us concern as we move forward, and has affected, and will continue to affect FREIT in a number of ways:

Residential Properties: While the occupancy at our residential properties remains high, we are beginning to experience resistance to rent increases, rent concessions, a higher turnover and higher than usual incidences of late or defaulted monthly rental payments.  We expect this trend to continue through 2009 and result in residential revenues to be flat or slightly lower than during fiscal 2008.

Commercial Properties: Because of reduced consumer spending, tenants are experiencing lower profitability, and some are requesting rent reductions, or lower renewal option rents.  To date we have experienced little tenant fall-out. However, we expect to see a fall out of some smaller tenants, and if the recession is prolonged, some larger tenants.  We expect re-leasing of any vacated space to take longer and, generally, at lower rents that reflect current economic conditions. Again, we expect revenues at our commercial properties to be flat or slightly lower during fiscal 2009 than during fiscal 2008.

Development Projects:  We continue to pursue the completion of the development and construction activities started at our Damascus Shopping Center in Damascus, MD. Due to the present state of the economy and limited financing available, no date has been set for start of construction at FREIT’s Rotunda project in Baltimore, MD, and its South Brunswick, NJ project.

Operating Cash Flow and Dividend Distributions: FREIT’s cash position remains strong. We expect that cash provided by operating activities will be adequate to cover mandatory debt service payments, necessary capital improvements and dividends necessary to retain qualification as a REIT. Additionally, FREIT has embarked on an extraordinary program to reduce operating expenses across the board to increase cash flow. Because of the current economic crisis, FREIT’s Board of Trustees elected to reduce fiscal 2008 dividends to $1.20 per share from $1.30 per share payable for fiscal 2007. Additionally, it is FREIT’s intention to maintain its quarterly dividend at $.30 per share until the economic climate indicates a change is appropriate.

SEE SUPPLEMENTAL DATA DETAILS BELOW

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K.

First Real Estate Investment Trust is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $242 million (historical cost basis) of assets. Its portfolio of residential and commercial properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400

Visit us on the web at:    www.freitnj.com

SUPPLEMENTAL DATA:

SEGMENT INFORMATION
The following tables set forth comparative operating data for FREIT’s real estate segments:

For the Year Ended October 31:

	Commercial				Residential				Combined
	Year Ended				Year Ended				Year Ended
	October 31,		Increase (Decrease)		October 31,		Increase (Decrease)		October 31,
	2008	2007	$	%	2008	2007	$	%	2008	2007
	($ in thousands)				($ in thousands)				($ in thousands)
Rental income	$17,238	$16,692	$546	3.3%	$18,978	$18,333	$645	3.5%	$36,216	$35,025
Reimbursements	5,370	4,639	731	15.8%	-	-	-		5,370	4,639
Other	208	182	26	14.3%	213	293	(80)	-27.3%	421	475
Total revenue	22,816	21,513	1,303	6.1%	19,191	18,626	565	3.0%	42,007	40,139

Operating expenses	8,817	8,621	196	2.3%	8,179	8,052	127	1.6%	16,996	16,673
Net operating income	$13,999	$12,892	$1,107	8.6%	$11,012	$10,574	$438	4.1%	25,011	23,466
Average
Occupancy %	89.8%	90.3%		-0.5%	94.8%	95.0%		-0.2%

				Reconciliation to consolidated net income:
				Deferred rents - straight lining					237	298
				Amortization of acquired leases					96	301
				Net investment income					554	634
				General and administrative expenses					(1,542)	(1,543)
				Depreciation					(5,622)	(5,311)
				Financing costs					(11,557)	(11,897)
				Distributions to certain minority interests					-	(150)
				Minority interest					(1,138)	(626)
				Income from continuing operations					6,039	5,172
				Income from discontinued operations					-	3,771
					Net income				$6,039	$8,943

For the Three Months Ended October 31:

	Commercial				Residential				Combined
	Three Months Ended				Three Months Ended				Three Months Ended
	October 31,		Increase (Decrease)		October 31,		Increase (Decrease)		October 31,
	2008	2007	$	%	2008	2007	$	%	2008	2007
	($ in thousands)				($ in thousands)				($ in thousands)
Rental income	$4,432	$4,238	$194	4.6%	$4,803	$4,719	$84	1.8%	$9,235	$8,957
Reimbursements	1,438	1,038	400	38.5%	-	-	-		1,438	1,038
Other	58	39	19	48.7%	53	21	32	152.4%	111	60
Total revenue	5,928	5,315	613	11.5%	4,856	4,740	116	2.4%	10,784	10,055

Operating expenses	2,377	2,196	181	8.2%	1,999	1,932	67	3.5%	4,376	4,128
Net operating income	$3,551	$3,119	$432	13.9%	$2,857	$2,808	$49	1.7%	6,408	5,927

				Reconciliation to consolidated net income:
				Deferred rents - straight lining					97	112
				Amortization of acquired leases					24	75
				Net investment income					117	252
				General and administrative expenses					(397)	(266)
				Depreciation					(1,536)	(1,339)
				Financing costs					(2,863)	(2,798)
				Minority interest					(370)	(240)
				Income from continuing operations					1,480	1,723
				Income from discontinued operations					-	-
					Net income				$1,480	$1,723

The above tables detail the comparative net operating income (“NOI”) for FREIT’s Commercial and Residential Segments, and reconciles the combined NOI to consolidated Net Income. NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT
The commercial segment contained ten (10) separate properties during Fiscal 2008 and Fiscal 2007. Seven are multi-tenanted retail or office centers, and one is a single tenanted store. In addition, FREIT owns land in Rockaway, NJ and Rochelle Park, NJ from which it receives monthly rental income.

As indicated in the Segment Information tables, revenue from FREIT’s commercial segment for Fiscal 2008 and the Current Quarter increased $1.3 million (6.1%) and $613,000 (11.5%), respectively, over the comparable prior year’s periods. NOI for Fiscal 2008 and the Current Quarter increased $1.1 million (8.6%) and $432,000 (13.9%), respectively, over the comparable prior year’s periods. The primary reasons for the increases in revenue and NOI were higher occupancy levels at Westridge Square, Westwood Plaza and The Rotunda, a full-year’s revenue with respect to FREIT’s Rochelle Park land lease and an increase in reimbursable operating expenses over last year, specifically at The Rotunda. The increase in revenue and NOI was tempered slightly by the renovation at our Damascus Shopping Center (the “Damascus Center”), which caused a temporary decline in occupancy levels. Average occupancy rates for FREIT’s commercial segment for Fiscal 2008 was at 95.1%, exclusive of the Damascus Center, compared to 94.6% for Fiscal 2007. Occupancy rates for the Damascus Center decreased to 47.7% for Fiscal 2008 from 55.9% for Fiscal 2007.

DEVELOPMENT ACTIVITIES
A modernization and expansion is underway at our Damascus Center in Damascus, MD (owned by our 70% owned affiliate, Damascus Centre, LLC). Total construction costs are expected to approximate $21.9 million. The building plans incorporate an expansion of retail space from its current configuration of approximately 140,000 sq. ft. to approximately 150,000 sq. ft., which will be anchored by a modern 58,000 sq. ft. Safeway supermarket. Construction on Phase I began in June 2007, and was completed in June 2008. Phase I construction costs were approximately $6.2 million, of which $1.1 million related to tenant improvements. Because of this expansion, leases for certain tenants have been allowed to expire and were not renewed. This has caused occupancy to decline, on a temporary basis, during the construction phase.

Development plans and studies for the expansion and renovation of our Rotunda property in Baltimore, MD (owned by our 60% owned affiliate Grande Rotunda, LLC) were completed during Fiscal 2008. The Rotunda property, on an 11.5-acre site, currently consists of an office building containing 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space on the lower floor of the main building. The building plans incorporate an expansion of approximately 180,500 sq. ft. of retail space, approximately 302 residential rental apartments, 56 condominium units and 120 hotel rooms, and structured parking. Development costs for this project are expected to approximate  $200 million. City Planning Board approval has been received. As of October 31, 2008, we have expended approximately $5.0 million for planning and feasibility studies. The start date for the construction has not yet been determined.

RESIDENTIAL SEGMENT
During Fiscal 2008 and Fiscal 2007, FREIT operated nine (9) multi-family apartment communities totaling 1,075 apartment units.

During Fiscal 2008 revenues increased $565,000 (3.0%) to $19,191,000 and NOI increased $438,000 (4.1%) to $11,012,000 over Fiscal 2007. For the Current Quarter, revenue increased by 2.4% to $4,856,000 and NOI increased by 1.7% to $2,857,000. The favorable results at FREIT’s residential segment for Fiscal 2008 was primarily attributable to the contribution made by The Boulders, which accounted for 57% and 50% of the increase in revenues and NOI, respectively. Average occupancy rates for FREIT’s residential segment for Fiscal 2008 and 2007 was level at 95%. However, average occupancy at The Boulders increased to 97% for Fiscal 2008, compared to 88% for last year’s comparable period.

Funds From Operations (“FFO”)
Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:

Funds From Operations ("FFO")
	Year Ended		Three Months Ended
	October 31,		October 31,
	2008	2007	2008	2007
	($ in thousands, except per share amounts)

Net income	$6,039	$8,943	$1,480	$1,723
Depreciation	5,622	5,311	1,536	1,339
Amortization of deferred mortgage costs	371	277	149	78
Deferred rents (Straight lining)	(237)	(298)	(97)	(112)
Amortization of acquired leases	(96)	(301)	(24)	(75)
Capital Improvements - Apartments	(424)	(460)	(78)	(146)
Discontinued operations	-	(3,771)	-	-
Minority interests:
Equity in earnings of subsidiaries	1,138	776	370	240
Distributions to minority interests	(1,093)	(998)	(386)	(457)

FFO	$11,320	$9,479	$2,950	$2,590

Per Share - Basic	$1.66	$1.40	$0.43	$0.38
Per Share - Diluted	$1.66	$1.37	$0.43	$0.37

Weighted Average Shares Outstanding:
Basic	6,835	6,753	6,938	6,756
Diluted	6,835	6,916	6,938	6,919

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other REITs may not be directly comparable.